Exhibit 99.2

LEGEND BIOTECH CORPORATION

(Incorporated in the Cayman Islands with limited liability)

77 Corporate Drive

Bridgewater, New Jersey 08807

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on September 24, 2026

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Legend Biotech Corporation (the “Company”) will be held at the offices of the Company located at 77 Corporate Drive, Bridgewater, New Jersey 08807, USA, on September 24, 2026 at 9:00 a.m. (local time) for the following purpose:

1.	Proposal No. 1: To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

2.	Proposal No 2: To ratify the appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2026.

3.	Proposal No. 3: To re-elect Mr. Robin Meng, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years.

4.	Proposal No. 4: To re-elect Dr. Corazon D. Sanders, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years.

5.	Proposal No. 5: To re-elect Dr. Li Mao, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years.

6.	Proposal No. 6: To re-elect Dr. Peter Salovey, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class III director of the Company for a full term of three (3) years.

7.	Proposal No. 7: To approve an amendment and restatement of the Company’s 2020 Restricted Shares Plan to increase the aggregate number of ordinary shares reserved for issuance by 19,100,000 ordinary shares.

8.	Proposal No. 8: To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

(Terms used but not defined in this Notice shall have the same meaning as defined in the Proxy Statement attached)

And to consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The board of directors of the Company has fixed the close of business on August 17, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor section of our website at www.legendbiotech.com. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s 2025 annual report, free of charge, from the Investor section of the Company’s website at www.legendbiotech.com, or by contacting Legend Biotech Corporation at 77 Corporate Drive, Bridgewater, New Jersey 08807, USA, attention: Investor Relations, email: investor@legendbiotech.com.

Date: August 18, 2026

/s/ Fangliang Zhang

Name: Fangliang Zhang

Title: Chairman of the Board of Directors